

July 23, 2014

Via E-mail
Donald Nicholson
Chief Executive Officer
First Liberty Power Corp.
7251 West Lake Mead Blvd, Suite 300
Las Vegas, NV 89128

> **Re: First Liberty Power Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 14, 2014**
> **File No. 000-52928**

Dear Mr. Nicholson:

We have reviewed the above-referenced filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment to the Company's Articles of Incorporation, page 5

1.   We note your disclosure that you are increasing the number of authorized shares, in part, so that you may meet reserve obligations to certain investors and issue approximately 5,000,000 shares purchased by, but not yet issued to, members of management. We further note statements by you in recent press releases dated July 21 and July 23, 2014 regarding, respectively, an agreement to acquire the controlling interest of several LLC companies in an all-stock transaction, and Group8 Mining Innovations' commitment to acquire $200,000 worth of restricted common stock. Please revise your information statement to provide complete disclosure, and financial information as applicable, as required by Item 11 of Schedule 14A regarding your plans to issue any of the newly available shares of common stock.

2.   To facilitate investor understanding, please disclose, in tabular format, the number of shares of common stock currently authorized, issued and outstanding, reserved for

issuance, and authorized but unissued, and the number of shares in those same categories after giving effect to the transactions you describe.

Security Ownership of Certain Beneficial Owners and Management, page 6

3.   Please provide all of the information required by Item 403 of Regulation S-K, as required by Item 6(d) of Schedule 14A, which applies to you per Item 1 of Schedule 14C. Note that Item 403 requires disclosure with respect to beneficial owners of more than five percent of "any class of the registrant's voting securities." In this regard, we note that you have not disclosed the beneficial ownership of your preferred stock. In revising the beneficial ownership table, please ensure that you disclose the natural persons who have or share voting or investment power over any entities included in the table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Luna Bloom, Staff Attorney, at (202) 551-3194, or in her absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel